Seanergy Maritime Holdings Corp. Announces Successful Closing of Refinancing Resulting in a Gain of $5.6 Million

July 21, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today the successful closing of the previously announced refinancing of a credit facility secured by two of its Capesize vessels, M/V Geniuship and M/V Gloriuship (the “Previous Facility”), with a new credit facility secured by the same vessels (the “New Facility”).

The outstanding balance of the Previous Facility was $29.1 million, was retired for an amount of $23.5 million following a reduction accepted by the previous lender. The settlement resulted into a material $5.6 million gain and equity accretion for the Company that will be recorded in its financial results for the third quarter and nine months ending September 30, 2020. The settlement amount was funded by a combination of proceeds from the New Facility and cash on hand.

The New Facility has an initial balance of $22.5 million, a five-year term and reduced quarterly repayments that will positively impact the break-even rates of the underlying vessels, as well as less restrictive financial covenants and value maintenance provisions enhancing the Company’s financial flexibility. This refinancing and the settlement achieved with the outgoing lender will result in a $6.6 million aggregate reduction in the Company’s debt.

Seanergy is in advanced discussions with other lenders of the Company with maturities falling due in 2020 with the objective of extending the maturities and improving the financing terms of these facilities.

Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:

“We are pleased to announce another important achievement for Seanergy. The closing of this refinancing has resulted in a $6.6 million debt reduction and a $5.6 million equity accretion, both of material significance for our Company.

As mentioned in our recent earnings release, the first half of 2020 was one of the most challenging periods in the history of drybulk shipping. Capesize daily spot rates averaged approximately $7,000 through Q1 and Q2, which is a fraction of the normalized mid-cycle rates of approximately $25,000.

During this period, we acted to further strengthen our balance sheet by raising equity from our shareholders to reduce our debt levels and capitalize on market opportunities. The recent acquisition of the M/V Goodship was agreed at a historically low value. In addition, the refinancing of the credit facility announced today will result in a $6.6 million debt reduction on our balance sheet.

We are also in advanced discussions with the remaining lenders of the Company with maturities falling due in 2020 to extend the maturities and improve the financing terms of these facilities. We expect to announce the positive outcome of these discussions soon.

In the second half of 2020, the Capesize market has improved significantly and the average daily spot rates are at approximately $26,000. Seanergy will continue to pursue opportunities that will serve our strategic targets and further delever the Company during what we expect to be a much stronger market environment.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of the latest acquisition of the Company, which is scheduled for the first week of August, 2020, Seanergy's operating fleet will consist of 11 Capesize vessels with an average age of 11.5 years and aggregate cargo carrying capacity of approximately 1,926,117 dwt.  The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com